January 10, 2018

VIA EDGAR

Office of the Secretary

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Re:	Application for Withdrawal of Registration Statement of Escondido Innovations, Inc.

Ladies and Gentlemen:

Reference is made to that Form 10-12(g) filed by Escondido Innovations, Inc. (the “Registrant”) with the SEC on November 13, 2017 (the “Registration Statement”). The Registrant hereby applies for withdrawal of the Registration Statement, as permitted by Rule 477 of Regulation C under the Securities Act of 1933. The Registration Statement has not yet become effective. No securities were sold in connection with the offering.

The grounds for the withdrawal are that the Registrant will be unable to provide updated financial statements prior to the date the Registration Statement would become effective.

If you have any questions regarding the foregoing request, please feel free to contact me at the above address or phone number, or Stephen R. Boatwright, attorney for the Registrant, at (602) 530-8301.

Sincerely,

/s/ John Glassgow

John Glassgow

Chief Financial Officer

cc:	Justin Dobbie, Legal Branch Chief, Office of Transportation and Leisure

Theresa Brillant, Staff

Abe Friedman, Staff

Julie Griffith, Staff